Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2019 and December 31, 2018 and for the
three and six months ended June 30, 2019 and 2018

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2019	December 31, 2018
Current Assets
Cash and cash equivalents	4	$2,940	$1,949
Financial assets	5	565	886
Accounts and other receivable, net	6	5,004	4,307
Inventory, net	7	3,414	1,562
Assets held for sale	8	516	63
Other assets	9	1,279	1,014
		13,718	9,781
Financial assets	5	634	483
Accounts and other receivable, net	6	884	853
Other assets	9	489	499
Property, plant and equipment	10	13,859	6,947
Deferred income tax assets		573	280
Intangible assets	3, 11	11,663	5,523
Equity accounted investments	13	1,394	541
Goodwill	3, 12	5,115	2,411
		$48,329	$27,318
Liabilities and equity
Current Liabilities
Accounts payable and other	14	$9,446	$7,188
Liabilities associated with assets held for sale	8	250	9
Corporate borrowings	16	—	—
Non-recourse subsidiary borrowings	16	1,633	1,819
		11,329	9,016
Accounts payable and other	14	4,984	1,894
Non-recourse subsidiary borrowings	16	20,883	9,047
Deferred income tax liabilities		1,843	867
		$39,039	$20,824
Equity
Limited partners	19	$2,150	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,736	1,415
Interest of others in operating subsidiaries		5,404	3,531
		9,290	6,494
		$48,329	$27,318

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2019	2018	2019	2018
Revenues	22	$10,717	$8,775	$19,918	$16,969
Direct operating costs	21	(9,776)	(8,200)	(17,969)	(15,849)
General and administrative expenses	22	(211)	(142)	(389)	(260)
Depreciation and amortization expense	22	(441)	(105)	(752)	(211)
Interest income (expense), net	22	(313)	(83)	(497)	(169)
Equity accounted income, net	13	23	(7)	30	10
Impairment expense, net	10, 12	(324)	—	(324)	—
Gain (loss) on acquisitions/dispositions, net	8	522	90	520	106
Other income (expenses), net		(181)	(7)	(271)	(21)
Income (loss) before income tax		16	321	266	575
Income tax (expense) recovery
Current		(93)	(52)	(123)	(80)
Deferred		41	39	22	29
Net income (loss)		$(36)	$308	$165	$524
Attributable to:
Limited partners		$55	$40	$87	$5
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		52	38	82	4
Special Limited Partners	19	—	41	—	184
Interest of others in operating subsidiaries		(143)	189	(4)	331
		$(36)	$308	$165	$524
Basic and diluted earnings per limited partner unit	19	$0.82	$0.60	$1.30	$0.07

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2019	2018	2019	2018
Net income (loss)		$(36)	$308	$165	$524
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$84	$(280)	$100	$(323)
Net investment and cash flow hedges	4	(148)	57	(124)	80
Equity accounted investment	13	—	(1)	—	(3)
Taxes on the above items		13	1	6	(4)
Reclassification to profit or loss on disposal		8	—	8	—
		(43)	(223)	(10)	(250)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		11	—	15	—
Fair value through OCI		(27)	32	10	56
Taxes on the above item		(1)	—	(1)	(1)
Total other comprehensive income (loss)		(60)	(191)	14	(195)
Comprehensive income (loss)		$(96)	$117	$179	$329
Attributable to:
Limited partners		$46	$17	$88	$(26)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		44	15	83	(26)
Special Limited Partners		—	41	—	184
Interest of others in operating subsidiaries		(186)	44	8	197
		$(96)	$117	$179	$329

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Net income (loss)	—	87	—	—	87	—	82	—	—	82	—	—	(4)	165
Other comprehensive income (loss)	—	—	—	1	1	—	—	—	1	1	—	—	12	14
Total comprehensive income (loss)	—	87	—	1	88	—	82	—	1	83	—	—	8	179
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	121	121
Distributions	—	(8)	—	—	(8)	—	(8)	—	—	(8)	—	—	(783)	(799)
Unit repurchases (2)	(3)	—	—	—	(3)	—	—	—	—	—	—	—	—	(3)
Ownership change (3)	—	—	(6)	—	(6)	—	—	(4)	—	(4)	—	—	12	2
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	2,515	2,515
Unit Issuance (2)	531	—	—	—	531	250	—	—	—	250	—	—	—	781
Balance as at June 30, 2019	$2,294	$(158)	$199	$(185)	$2,150	$1,924	$(160)	$191	$(234)	$1,721	$—	$15	$5,404	$9,290
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards	—	(132)	—	—	(132)	—	(128)	—	—	(128)	—	—	(5)	(265)
Revised opening balance January 1, 2018	1,766	(201)	—	(112)	1,453	1,674	(199)	—	(165)	1,310	—	15	3,021	5,799
Net income (loss)	—	5	—	—	5	—	4	—	—	4	184	—	331	524
Other comprehensive income (loss)	—	—	—	(31)	(31)	—	—	—	(30)	(30)	—	—	(134)	(195)
Total comprehensive income (loss)	—	5	—	(31)	(26)	—	4	—	(30)	(26)	184	—	197	329
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Distributions (2)	—	(8)	—	—	(8)	—	(8)	—	—	(8)	(184)	—	(1,658)	(1,858)
Ownership change	—	(25)	83	—	58	—	(24)	81	—	57	—	—	391	506
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	173	173
Balance as at June 30, 2018	$1,766	$(229)	$83	$(143)	$1,477	$1,674	$(227)	$81	$(195)	$1,333	$—	$15	$2,130	$4,955
____________________________________

(1)	See Note 20 for additional information.

(2)	See Note 19 for additional information on distributions as it relates to the Special Limited Partners and for additional information on unit issuances and repurchases.

(3)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(4)	See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2019	2018
Operating Activities
Net income (loss)		$165	$524
Adjusted for the following items:
Equity accounted earnings, net of distributions		(10)	13
Impairment expense, net		324	—
Depreciation and amortization expense		752	211
Gain on acquisitions/dispositions, net		(520)	(106)
Provisions and other items		166	92
Deferred income tax expense (recovery)		(22)	(29)
Changes in non-cash working capital, net	23	478	(514)
Cash from operating activities		1,333	191
Financing Activities
Proceeds from non-recourse subsidiary borrowings		13,044	2,862
Repayment of non-recourse subsidiary borrowings		(975)	(1,113)
Lease liability repayment		(92)	—
Proceeds from other financing	14	1,721	—
Proceeds from other credit facilities, net		382	270
Capital provided by limited partners and Redemption-Exchange Unitholders	19	781	—
Capital provided by others who have interests in operating subsidiaries		2,221	690
Partnership units repurchased		(3)	—
Distributions to limited partners and Redemption-Exchange Unitholders		(16)	(16)
Distributions to Special Limited Partners Unitholders		—	(191)
Distributions to others who have interests in operating subsidiaries	19	(827)	(1,607)
Cash from (used in) financing activities		16,236	895
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(17,068)	(216)
Property, plant and equipment and intangible assets		(472)	(156)
Equity accounted investments		(4)	(8)
Financial assets and other		(42)	(71)
Dispositions
Subsidiaries, net of cash disposed		709	—
Property, plant and equipment		55	55
Equity accounted investments		—	131
Financial assets and other		182	1
Net settlement of hedges		51	4
Restricted cash and deposits		75	(18)
Cash from (used in) investing activities		(16,514)	(278)
Cash
Change during the period		1,055	808
Impact of foreign exchange on cash		4	(41)
Net change in cash classified within assets held for sale		(68)	—
Balance, beginning of year		1,949	1,106
Balance, end of period		$2,940	$1,873

Supplemental cash flow information is presented in Note 23

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership's consolidated financial statements as at and for the year ended December 31, 2018. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2018, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on August 9, 2019.

(b)	New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

(i)	Leases
The partnership has applied IFRS 16, Leases ("IFRS 16") as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).
The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the property plant and equipment policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line "direct operating costs" in the Consolidated Statement of Operations.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership's financial results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.

(c)	Impact on adoption of new IFRS standards
The partnership has adopted IFRS 16 using the modified retrospective method, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	The application of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	The application of the policy choice option on adoption to measure the right-of-use assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments;

•
The reliance on our assessments of whether leases are onerous applied IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before January 1, 2019, instead of performing an impairment review; and

•	The use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.
In addition, the partnership has applied the practical expedient available on transition to not reassess whether a contract meets the definition of a lease under IFRS 16 if the contract was, or was not, previously classified as a lease under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease prior to the adoption of IFRS 16.
As at January 1, 2019, the adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other of $987 million and right-of-use assets that are classified as property, plant, and equipment of $978 million, adjusted for any prepaid or accrued lease payments (including any lease incentives). The adoption of IFRS 16 did not have any impact on equity. The weighted average incremental borrowing rate used in determining the lease liabilities on January 1, 2019 was approximately 4.3%. The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to discounting using the incremental borrowing rate on January 1, 2019, and short-term and low value leases recognized on a straight-line basis as expense. When comparing results to prior periods, the adoption of IFRS 16 resulted in a reduction of direct operating costs by $60 million and $113 million, an increase to interest and depreciation expense of $13 million and $25 million, and $47 million and $88 million, respectively, for the three and six month period ended June 30, 2019. In addition, under IFRS 16, lease payments are split between cash payments for the interest portion of the lease liability, which are classified as cash flows used in operating activities, and repayments of principal, which are classified as cash flows used in financing activities. In contrast under IAS 17, payments under operating leases were presented as part of cash flows used in operating activities.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(a)	Acquisitions completed in the six months ended June 30, 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions.

(US$ MILLIONS)	Business Services	Industrials	Total (1)
Cash	$1,156	$3,764	$4,920
Total Consideration (2)	$1,156	$3,764	$4,920

(US$ MILLIONS)
Cash and cash equivalents	$25	$11	$36
Accounts and other receivable, net	171	1,154	1,325
Inventory, net	41	1,784	1,825
Assets held for sale	6	—	6
Equity accounted investments	9	838	847
Property, plant and equipment	2,612	3,567	6,179
Intangible assets	264	6,420	6,684
Goodwill	1,450	1,736	3,186
Deferred income tax asset	93	346	439
Financial assets	10	27	37
Other assets	—	358	358
Accounts payable and other	(547)	(1,898)	(2,445)
Deferred income tax liabilities	(79)	(1,122)	(1,201)
Net assets acquired before non-controlling interest	4,055	13,221	17,276
Non-controlling interest (3)	(2,899)	(9,457)	(12,356)
Net Assets Acquired	$1,156	$3,764	$4,920
__________________________________

(1)	The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis as at the dates of acquisition.

(2)	Excludes consideration attributable to non-controlling interest which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interests recognized on business combination, were measured at fair value.
Business Services
Healthscope Limited ("Healthscope")
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership's economic interest of 28% was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,450 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $264 million were acquired, primarily comprised of customer contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

The partnership’s results from operations for the period ended June 30, 2019 includes $36 million of revenue and $5 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $189 million and net loss of $21 million attributable to the partnership for the six months ended June 30, 2019.
Industrials
Clarios
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership's economic interest of 29% was acquired for consideration of $3,764 million. The partnership has a 100% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,736 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,420 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks. Intangible assets with a finite life will be amortized on a straight line basis over their remaining weighted average useful lives which range from 14 to 16 years.
The partnership’s results from operations for the period ended June 30, 2019 includes $374 million of revenue and $78 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $1,133 million and net loss of $10 million attributable to the partnership for the six months ended June 30, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(b)	Acquisitions completed in 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (6)	Infrastructure Services (5)	Industrials	Total (1)
Cash	$25	$1,764	$45	$1,834
Non-cash consideration	—	275	—	275
Total Consideration (2)	$25	$2,039	$45	$2,109

(US$ MILLIONS)
Cash and cash equivalents	$36	$592	$30	$658
Accounts and other receivable, net	11	786	75	872
Inventory, net	2	626	58	686
Equity accounted investments	—	328	1	329
Property, plant and equipment	56	4,631	187	4,874
Intangible assets	28	2,544	231	2,803
Goodwill	36	721	180	937
Deferred income tax assets	—	11	27	38
Financial assets	—	410	2	412
Other assets	—	1,234	—	1,234
Accounts payable and other	(28)	(3,292)	(199)	(3,519)
Borrowings	(50)	(3,352)	(266)	(3,668)
Deferred income tax liabilities	(2)	(80)	(72)	(154)
Net assets acquired before non-controlling interest	89	5,159	254	5,502
Non-controlling interest (3) (4)	(64)	(3,120)	(209)	(3,393)
Net Assets Acquired	$25	$2,039	$45	$2,109
__________________________________

(1)	The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interest recognized on business combination were measured at fair value for business services and infrastructure services.

(4)	Non-controlling interest recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for industrials.

(5)
Adjustments to a purchase price allocation within our infrastructure services segment resulted in a decrease in accounts and other receivable of $50 million, a decrease in property, plant and equipment of $38 million, a decrease in intangible assets of $139 million, a decrease in goodwill of $39 million, an increase in financial assets of $93 million, an increase in other assets of $208 million, a decrease in accounts payable and other of $139 million, and a decrease in deferred income tax liabilities of $3 million.

(6)	Adjustments to a purchase price allocation within our business services segment resulted in a $5 million increase to goodwill.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

Business Services
In 2018, the partnership, together with institutional investors, acquired Imagine Communications Group Limited and completed tuck-in acquisitions through its investments in its facilities management business and fuel marketing business for total consideration of $25 million attributable to the partnership. On acquisition, the partnership’s voting interest in each of these acquisitions was greater than 50% and gave the partnership control over the business. Accordingly, the partnership consolidates these businesses for financial reporting purposes.
Infrastructure Services
Westinghouse Electric Company (“Westinghouse”)
On August 1, 2018, the partnership, together with institutional investors, acquired a 100% interest in Westinghouse, a leading global provider of infrastructure services to the power generation industry. The partnership's economic interest of 44% was acquired for consideration of $1,686 million. As a result of the on-going negotiations a purchase price adjustment of $78 million was recorded during the first quarter of 2019. The partnership has a 100% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $55 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $174 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $2,544 million were acquired, primarily comprised of developed technology and the Westinghouse trade name.
The partnership’s results from operations for the period ended December 31, 2018 includes $743 million of revenue and $37 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $1,715 million for the period ended December 31, 2018 and net loss of $105 million attributable to the partnership for the period ended December 31, 2018.
Teekay Offshore Partners L.P. ("Teekay Offshore")
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore's General Partner ("Teekay Offshore GP"). The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange for one million of warrants and began consolidating the business. On acquisition, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 51% voting interest in Teekay Offshore GP, which provided the partnership with control over the business. Accordingly, the partnership has consolidated this business for financial statement purposes. Total consideration for the acquisition was $275 million attributable to the partnership and acquisition costs of $nil were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results.
Goodwill of $547 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership's results from operations for the period ended December 31, 2018 includes revenues of $181 million and approximately $46 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $334 million for the period ended December 31, 2018 and net income of $54 million attributable to the partnership for the period ended December 31, 2018.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

The following table provides details of the business combination achieved in stages on a gross basis:

(US$ MILLIONS)	December 31, 2018
Fair value of investment immediately before acquiring control	$651
Less: Carrying value of investment immediately before acquisition	447
Add: Amounts recognized in OCI (1)	2
Remeasurement gain	$206
Gain on extinguishment (2)	44
Gain (loss) on acquisitions/dispositions, net	$250
Total gain on acquisition attributable to non-controlling interest	$135
Total gain on acquisition attributable to the partnership	$115
____________________________________

(1)	Included in carrying value of the investment immediately before acquisition.

(2)	The partnership recognized a total gain on extinguishment of $44 million at the subsidiary level ($18 million on debt and $26 million on warrants).
Industrials
Schoeller Allibert Group B.V. ("Schoeller Allibert")
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe's leading manufacturers of returnable plastic packaging systems. The partnership's economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $9 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $180 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $231 million were acquired, primarily comprised of patented technology and customer relationships.
The partnership’s results from operations for the period ended December 31, 2018 includes $56 million of revenue and $3 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $86 million for the period ended December 31, 2018 and net loss of $4 million attributable to the partnership for the period ended December 31, 2018.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Classification of Financial instruments classified as fair value through profit or loss are carried at fair value in the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	Fair Value through Profit and Loss	Fair Value through Other Comprehensive Income	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,940	$2,940
Accounts and other receivable, net (current and non-current) (1)	62	—	5,826	5,888
Other assets (current and non-current) (2)	—	—	584	584
Financial assets (current and non-current) (3)	377	302	520	1,199
Total	$439	$302	$9,870	$10,611
Financial liabilities
Accounts payable and other (4)	$384	$130	$10,418	$10,932
Borrowings (current and non-current)	—	—	22,516	22,516
Total	$384	$130	$32,934	$33,448
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $1,184 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $3,498 million.
Included in cash and cash equivalents as at June 30, 2019 is $1,587 million of cash (December 31, 2018: $1,597 million) and $1,353 million of cash equivalents (December 31, 2018: $352 million) which includes $1,181 million on deposit with Brookfield (December 31, 2018: $244 million), as described in Note 17.
The fair value of all financial assets and liabilities as at June 30, 2019 were consistent with carrying value. As at December 31, 2018 the fair value of all financial assets and liabilities were consistent with carrying value with the exception of the borrowings at Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,611 versus a carrying value $2,638 million.
Included in financial assets as at June 30, 2019 is $264 million (December 31, 2018: $283 million) of equity instruments designated as measured at fair value through OCI.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	Fair Value through Profit and Loss	Fair Value through Other Comprehensive Income	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,949	$1,949
Accounts and other receivable, net (current and non-current) (1)	67	—	5,093	5,160
Other assets (current and non-current) (2)	—	—	563	563
Financial assets (current and non-current) (3)	413	376	580	1,369
Total	$480	$376	$8,185	$9,041
Financial liabilities
Accounts payable and other (4)	$311	$48	$4,679	$5,038
Borrowings (current and non-current)	—	—	10,866	10,866
Total	$311	$48	$15,545	$15,904
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $950 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $4,044 million.

(a)Hedging activities
Net Investment Hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2019, pre-tax net losses of $61 million and $75 million (June 30, 2018: net gains of $32 million and $65 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2019, there was a derivative asset balance of $14 million (December 31, 2018: $76 million) and derivative liability balance of $18 million (December 31, 2018: $nil) relating to derivative contracts designated as net investment hedges.
Cash Flow Hedges
The partnership uses commodity swap contracts to hedge the purchase price of decant oil. Foreign exchange contracts and option contracts may be used to hedge highly probable future transactions. The partnership also uses interest rate swaps to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2019, pre-tax net loss of $87 million and $49 million (June 30, 2018: net gains of $23 million and $13 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2019, there was a derivative asset balance of $23 million (December 31, 2018: $17 million) and derivative liability balance of $112 million (December 31, 2018: $48 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(b)Fair value hierarchical levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $285 million (December 31, 2018: $280 million) of financial assets and $89 million (December 31, 2018: $50 million) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates of what market participants would use in pricing the asset or liability at the measurement date.
There were no transfers between levels during the three and six month period ended June 30, 2019. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2019 and December 31, 2018:

	June 30, 2019			December 31, 2018
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$256	$—	$—	$266	$—	$—
Accounts receivable	—	62	—	—	67	—
Derivative assets	10	125	—	41	202	—
Other financial assets	3	—	285	—	—	280
Total	$269	$187	$285	$307	$269	$280
Financial liabilities
Derivative liabilities	$6	$419	$2	$13	$296	$13
Other financial liabilities	—	—	87	—	—	37
Total	$6	$419	$89	$13	$296	$50

The following table presents the change in the balance of financial assets classified as Level 3 as at June 30, 2019:

(US$ MILLIONS)	June 30, 2019
Balance at beginning of year	$280
Fair value change recorded in net income	5
Balance at end of period	$285

(c)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2019, $nil gross, of financial assets (December 31, 2018: $nil) and $nil gross, of financial liabilities (December 31, 2018: $nil) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Current
Marketable securities	$256	$265
Restricted cash	170	376
Derivative contracts	108	223
Loans and notes receivable	31	22
Total current	$565	$886
Non-current
Marketable securities (1)	$—	$1
Restricted cash	198	32
Derivative contracts	27	20
Loans and notes receivable	122	150
Other financial assets (1)	287	280
Total non-current	$634	$483
____________________________________

(1)	Other financial assets include secured debentures to homebuilding companies in our business services segment.

The decrease in financial assets from December 31, 2018 is primarily due to a decrease in fair value of derivatives at Greenergy and the sale of public securities recorded as a financial asset in our corporate segment, combined with lower restricted cash at Westinghouse and the disposition of the partnership's facilities management business.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Current, net	$5,004	$4,307
Non-current, net
Accounts receivable	139	37
Retainer on customer contract	103	103
Billing rights	642	713
Total Non-current, net	$884	$853
Total	$5,888	$5,160
The increase in accounts and other receivable, net from December 31, 2018 is primarily due to the acquisition of Clarios and an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter, partially offset by the disposition of the partnership's facilities management business and executive relocation business.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Current
Raw materials and consumables (1)	$840	$605
Fuel products (2)	598	490
Work in progress	832	258
RTFO certificates (3)	162	95
Finished goods and other (4)	982	114
Carrying amount of inventories	$3,414	$1,562
____________________________________

(1)	Raw materials and consumables is mainly composed of raw materials in our industrials segment.

(2)	Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(3)
RTFO certificates held for trading as at June 30, 2019 have a fair value of $4 million (December 31, 2018: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(4)	Finished goods and other is mainly composed of finished goods inventory in our infrastructure services and industrials segments.
NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Cash and cash equivalents	$24	$—
Accounts receivable, net	145	28
Financial assets	7	—
Inventory	4	6
Deferred income tax asset	1	—
Property, plant and equipment	171	29
Intangible assets	164	—
Assets held for sale	$516	$63

Accounts payable and other	$37	$9
Deferred income tax liabilities	78	—
Borrowings	135	—
Liabilities associated with assets held for sale	$250	$9

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

Business Services - Facilities management business
On May 31, 2019, the partnership completed the sale of its facilities management business for approximate gross proceeds of $1 billion, resulting in a $341 million pre-tax gain recognized by the partnership.
Business Services - Executive relocation business
In June 2019, the partnership completed the sale of its executive relocation business for proceeds of approximately $230 million, resulting in a $180 million pre-tax gain recognized by the partnership.
Industrials - Infrastructure support products manufacturing
At June 30, 2019, our infrastructure support products manufacturing operation has certain asset and liabilities related to plants within the precast operations classified as held for sale.

Industrials - BRK Ambiental

At June 30, 2019, BRK Ambiental classified certain assets and liabilities related to its industrial water treatment business segment as held for sale.

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Current
Work in progress (1)	$517	$506
Prepayments and other assets	762	508
Total current	$1,279	$1,014
Non-current
Work in progress (1)	$67	$57
Prepayments and other assets	422	442
Total non-current	$489	$499
____________________________________

(1)	See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$8,415	$3,425
Additions	594	500
Disposals	(143)	(131)
Acquisitions through business combinations (1)	6,141	4,913
Transfers and assets reclassified as held for sale (2)	(223)	(38)
Changes in accounting policy	978	—
Net foreign currency exchange differences	105	(254)
Ending Balance	$15,867	$8,415
Accumulated Depreciation and Impairment
Beginning Balance	$(1,468)	$(895)
Depreciation/depletion/impairment expense (4)	(582)	(720)
Disposals	62	62
Transfers and assets reclassified as held for sale (2)	28	2
Net foreign currency exchange differences	(48)	83
Ending Balance	$(2,008)	$(1,468)
Net Book Value (3)	$13,859	$6,947
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.

(3)	Includes right-of-use assets of $1,144 million as at June 30, 2019.

(4)	Includes $63 million of impairment expense for the three and six months ended June 30, 2019 resulting from a write-down of certain vessels related to our investment in Teekay Offshore.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$6,001	$3,360
Additions, net	101	153
Disposals	(32)	(8)
Acquisitions through business combinations (1)	6,545	2,911
Assets reclassified as held for sale (2)	(436)	—
Net foreign currency exchange differences	75	(415)
Ending Balance	$12,254	$6,001
Accumulated Amortization and Impairment
Beginning Balance	$(478)	$(266)
Amortization expense	(224)	(249)
Disposals	23	4
Assets reclassified as held for sale	84	—
Net foreign currency exchange differences	4	33
Ending Balance	$(591)	$(478)
Net Book Value	$11,663	$5,523
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.
NOTE 12.    GOODWILL

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Balance at beginning of period	$2,411	$1,554
Acquisitions through business combinations (1)	3,152	957
Impairment losses	(261)	—
Dispositions	(21)	—
Assets reclassified as held for sale	(212)	—
Foreign currency translation	46	(100)
Balance at end of period	$5,115	$2,411
____________________________________

(1)	See Note 3 for additional information.
During the three and six months ended June 30, 2019, the partnership recorded a goodwill impairment loss of $261 million within our infrastructure services segment. This was related to our investment in Teekay Offshore as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Teekay Offshore goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Balance at beginning of year	$541	$609
Adoption of new accounting standard	—	(7)
Acquisitions through business combinations (1)	847	310
Additions (2)	4	267
Dispositions (2)	(5)	(599)
Share of net income	30	10
Share of other comprehensive income/(loss)	—	(1)
Distributions received	(20)	(29)
Foreign currency translation	(3)	(19)
Balance at end of period	$1,394	$541
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes non-cash additions/ dispositions related to the consolidation of our equity accounted investment in Teekay Offshore in 2018.
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Current
Accounts payable	$2,882	$1,819
Accrued and other liabilities (1) (2) (4) (5)	4,730	3,498
Work in progress (3)	1,424	1,637
Provisions and decommissioning liabilities	410	234
Total current	$9,446	$7,188
Non-current
Accounts payable	$99	$97
Accrued and other liabilities (2) (4) (5)	3,978	1,206
Work in progress (3)	58	71
Provisions and decommissioning liabilities	849	520
Total non-current	$4,984	$1,894
____________________________________

(1)	Includes bank overdrafts of $940 million as at June 30, 2019 (December 31, 2018: $581 million).

(2)
Includes a defined benefit pension obligation of $592 million ($15 million current and $577 million non-current) and a post-retirement benefit obligation of $74 million ($5 million current and $69 million non-current) as at June 30, 2019.

(3)	See Note 15 for additional information.

(4)	Includes lease liabilities of $1,215 million ($209 million current and $1,006 million non-current) as at June 30, 2019.

(5)	Includes financial liabilities of $1,735 million ($87 million current and $1,648 million non-current) as at June 30, 2019 related to the sale and leaseback of hospitals as described below.

The increase in accounts payable and other from December 31, 2018 is primarily attributable to the acquisitions of Clarios and Healthscope in the second quarter of 2019, as well as the recognition of lessee lease liabilities recorded on the adoption of IFRS 16.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

As part of the acquisition of Healthscope, the partnership received $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Contract costs incurred to date	$20,385	$20,455
Profit recognized to date (less recognized losses)	2,075	1,946
	22,460	22,401
Less: progress billings	(23,358)	(23,546)
Contract work in progress (liability)	$(898)	$(1,145)
Comprising:
Amounts due from customers — work in progress	$584	$563
Amounts due to customers — creditors	(1,482)	(1,708)
Net work in progress	$(898)	$(1,145)
NOTE 16.    BORROWINGS

(a)	Corporate borrowings
As at June 30, 2019, the partnership has a revolving credit facility with Brookfield that permits borrowings of up to $500 million for the purpose of funding acquisitions and investments. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. As at June 30, 2019, the credit facility remains undrawn.
The partnership also has bilateral credit facilities with a diverse group of banks with aggregate borrowing capacity of $1,050 million. Advances under the facilities are available in Euros, Sterling, Australian, U.S. or Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The facilities are used for general corporate purposes and to fund acquisitions and investments. As at June 30, 2019, the credit facility remains undrawn.

(b)	Non-recourse subsidiary borrowings
Total current and non-current borrowings as at June 30, 2019 were $22,516 million (December 31, 2018: $10,866 million). The increase of $11,650 million compared to December 31, 2018 is primarily due to the acquisition of Healthscope and Clarios, partially offset by with debt repayments at GrafTech and the disposition of our facilities management business.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.
Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at June 30, 2019, $nil (December 31, 2018: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2019, the amount of the deposit was $1,181 million (December 31, 2018: $244 million) and was included in cash and cash equivalents. For the three and six months ended June 30, 2019, the partnership earned interest income of $1 million and $4 million (June 30, 2018: $4 million and $7 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three and six month period ended June 30, 2019 was $12 million and $24 million (June 30, 2018: $13 million and $26 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2019 was $nil and $nil (June 30, 2018: $41 million and $184 million).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such contracts.
(b)Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Transactions during the period (1)
Business services revenues	$103	$122	$194	$224
____________________________________

(1)	Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Balances at end of period
Accounts and other receivable, net	$141	$63
Accounts payable and other (1)	$833	$63
Property, plant and equipment (2)	$30	$—
____________________________________

(1)	This balance as at June 30, 2019 includes $35 million of lease liabilities.

(2)	This balance as at June 30, 2019 is comprised of right-of-use assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate amount of the partnership derivatives financial instrument position is as follows:

(US$ MILLIONS)	June 30, 2019		December 31, 2018
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign currency forward contracts	$48	$82	$100	$47
Warrants	—	2	—	13
Interest rate swaps	2	279	3	144
Commodities contracts	85	64	131	114
Cross currency swaps	—	—	—	4
Options Contracts	—	—	9	—
Total	$135	$427	$243	$322

Total Current	$108	$167	$223	$157
Total Non-current	$27	$260	$20	$165
NOTE 19.    EQUITY
For the three and six month period ended June 30, 2019, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $8 million and $16 million or approximately $0.0625 per partnership unit (June 30, 2018: $8 million and $16 million). For the three and six month period ended June 30, 2019, the partnership distributed to others who have interests in the operating subsidiaries $450 million and $783 million (June 30, 2018: $917 million and $1,658 million) primarily resulting from the distributions of proceeds on the sale of our Australian energy operation, distributions from the sale of our facilities management business and distributions from Westinghouse.
During the six month period ended June 30, 2019, the partnership repurchased and cancelled 89,027 limited partnership units for $3 million (June 30, 2018: $nil).

In June 2019, the partnership issued 13,837,000 limited partnership units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units for net proceeds of approximately $250 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 68% to 63.1%, before giving effect to the over-allotment option.
(a)Earnings per limited partner unit
Net income attributable to limited partnership unitholders for the three and six month period ended June 30, 2019 was $55 million and $87 million, respectively. The weighted average number of limited partnership units was 66 million for the three and six month period ended June 30, 2019 (June 30, 2018: 66 million).
(b)Incentive distribution to Special Limited Partnership Units
In its capacity as the holder of the special limited partnership units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended June 30, 2019, the volume weighted average price per unit was $38.64, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil and $nil for the three and six month period ended June 30, 2019 (June 30, 2018: $41 million and $184 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(c)General and Limited Partnership Units

UNITS	General Partner Units	Limited Partnership Units	Total
Balance as at January 1, 2019	4	66,185,798	66,185,802
Repurchased and canceled	—	(89,027)	(89,027)
Issued for cash	—	13,837,000	13,837,000
Balance as at June 30, 2019	4	79,933,771	79,933,775

(d)Redemption-Exchange Units held by Brookfield

UNITS	Redemption Exchange Units held by Brookfield
Balance as at January 1, 2019	63,095,497
Issued for cash	6,610,000
Balance as at June 30, 2019	69,705,497

NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	15	2	(16)	1
Balance as at June 30, 2019	$(167)	$11	$(29)	$(185)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(49)	7	11	(31)
Balance as at June 30, 2018	$(160)	$13	$4	$(143)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	14	2	(15)	1
Balance as at June 30, 2019	$(218)	$9	$(25)	$(234)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(47)	6	11	(30)
Balance as at June 30, 2018	$(212)	$10	$7	$(195)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three and six months ended June 30, 2019, and June 30, 2018 by nature:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cost of sales	$8,720	$7,739	$16,036	$14,915
Compensation	1,036	449	1,892	903
Property taxes, sales taxes and other	20	12	41	31
Total	$9,776	$8,200	$17,969	$15,849
Inventories recognized as expenses during the three and six month period ended June 30, 2019 amounted to $6,146 million and $10,751 million (June 30, 2018: $5,160 million and $9,801 million).
NOTE 22.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate, and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

	Three Months Ended June 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,345	$1,105	$2,267	$—	$10,717
Direct operating costs	(7,169)	(838)	(1,767)	(2)	(9,776)
General and administrative expenses	(67)	(41)	(85)	(18)	(211)
Equity accounted Company EBITDA (3)	11	35	17	—	63
Company EBITDA attributable to others (4)	(59)	(173)	(324)	—	(556)
Company EBITDA (1)	61	88	108	(20)	237
Realized disposition gain (loss)	522	—	—	—	522
Other income (expenses), net (5)	—	4	—	—	4
Interest income (expense), net	(38)	(97)	(186)	8	(313)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(2)	(5)	(3)	—	(10)
Current income taxes	(47)	—	(51)	5	(93)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(154)	64	178	—	88
Company FFO (1)	342	54	46	(7)	435
Depreciation and amortization expense (2)					(441)
Impairment expense, net					(324)
Other income (expense), net (5)					(185)
Deferred income taxes					41
Non-cash items attributable to equity accounted investments (3)					(30)
Non-cash items attributable to others (4)					611
Net income (loss) attributable to unitholders (1)					$107
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2019, depreciation and amortization by segment is as follows: business services $58 million, infrastructure services $179 million, industrials $204 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $23 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $143 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $181 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

	Six Months Ended June 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$14,280	$2,394	$3,244	$—	$19,918
Direct operating costs	(13,947)	(1,730)	(2,288)	(4)	(17,969)
General and administrative expenses	(134)	(75)	(143)	(37)	(389)
Equity accounted Company EBITDA (3)	19	56	21	—	96
Company EBITDA attributable to others (4)	(112)	(422)	(619)	—	(1,153)
Company EBITDA (1)	106	223	215	(41)	503
Realized disposition gain (loss), net	522	—	(2)	—	520
Other income (expenses), net (5)	—	—	2	—	2
Interest income (expense), net	(58)	(198)	(255)	14	(497)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(3)	(8)	(4)	—	(15)
Current income taxes	(57)	9	(85)	10	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(136)	130	256	—	250
Company FFO (1)	374	156	127	(17)	640
Depreciation and amortization expense (2)					(752)
Impairment expense, net					(324)
Other income (expense), net (5)					(273)
Deferred income taxes					22
Non-cash items attributable to equity accounted investments (3)					(51)
Non-cash items attributable to others (4)					907
Net income (loss) attributable to unitholders (1)					$169
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2019, depreciation and amortization by segment is as follows: business services $115 million, infrastructure services $348 million, industrials $289 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $30 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $4 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $271 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

	Three Months Ended June 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,859	$3	$909	$4	$8,775
Direct operating costs	(7,711)	—	(487)	(2)	(8,200)
General and administrative expenses	(72)	—	(54)	(16)	(142)
Equity accounted Company EBITDA (3)	7	38	18	—	63
Company EBITDA attributable to others (4)	(46)	—	(268)	—	(314)
Company EBITDA (1)	37	41	118	(14)	182
Realized disposition gain (loss)	55	—	35	—	90
Interest income (expense), net	(22)	—	(61)	—	(83)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	(15)	(4)	—	(20)
Current income taxes	(22)	—	(30)	—	(52)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	19	—	41	—	60
Company FFO (1)	66	26	99	(14)	177
Depreciation and amortization expense (2)					(105)
Other income (expense), net					(7)
Deferred income taxes					39
Non-cash items attributable to equity accounted investments (3)					(50)
Non-cash items attributable to others (4)					65
Net income (loss) attributable to unitholders (1)					$119
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2018, depreciation and amortization by segment is as follows: business services $34 million, infrastructure services $nil, industrials $71 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted loss of $7 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $189 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

	Six Months Ended June 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$15,206	$5	$1,751	$7	$16,969
Direct operating costs	(14,945)	—	(900)	(4)	(15,849)
General and administrative expenses	(139)	—	(89)	(32)	(260)
Equity accounted Company EBITDA (3)	15	73	34	—	122
Company EBITDA attributable to others (4)	(71)	—	(538)	—	(609)
Company EBITDA (1)	66	78	258	(29)	373
Realized disposition gain (loss)	55	—	51	—	106
Interest income (expense), net	(41)	—	(128)	—	(169)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	(30)	(8)	—	(39)
Current income taxes	(30)	—	(50)	—	(80)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	34	—	90	—	124
Company FFO (1)	83	48	213	(29)	315
Depreciation and amortization expense (2)					(211)
Other income (expense), net					(21)
Deferred income taxes					29
Non-cash items attributable to equity accounted investments (3)					(73)
Non-cash items attributable to others (4)					154
Net income (loss) attributable to unitholders (1)					$193
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2018, depreciation and amortization by segment is as follows: business services $67 million, infrastructure services $nil, industrials $144 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $10 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $331 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at June 30, 2019 and December 31, 2018:

	As at June 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$12,114	$10,813	$24,006	$1,396	$48,329

	As at December 31, 2018
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$7,613	$11,640	$7,650	$415	$27,318
Revenues from Contracts with Customers
The tables below summarize our segment revenue by geography for IFRS 15 revenue for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
United Kingdom	$5,028	$84	$27	$—	$5,139
Canada	859	15	173	—	1,047
Australia	896	3	—	—	899
Brazil	68	22	275	—	365
United States of America	168	376	748	—	1,292
Middle East (1)	122	2	3	—	127
Europe	174	324	688	—	1,186
Other	26	133	351	—	510
Total IFRS 15 revenue	$7,341	$959	$2,265	$—	$10,565
Other non IFRS 15 revenue	$4	$146	$2	$—	$152
Total revenue	$7,345	$1,105	$2,267	$—	$10,717
____________________________________

(1)	Middle East primarily consists of United Arab Emirates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

	Six Months Ended June 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
United Kingdom	$9,874	$161	$48	$—	$10,083
Canada	1,749	28	364	—	2,141
Australia	1,616	6	—	—	1,622
Brazil	119	49	506	—	674
United States of America	286	914	848	—	2,048
Middle East (1)	256	5	6	—	267
Europe	332	635	1,050	—	2,017
Other	30	292	417	—	739
Total IFRS 15 revenue	$14,262	$2,090	$3,239	$—	$19,591
Other non IFRS 15 revenue	$18	$304	$5	$—	$327
Total revenue	$14,280	$2,394	$3,244	$—	$19,918

The tables below summarize our segment revenue by timing of revenue recognition for IFRS 15 revenue for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Goods / services provided at a point in time	$5,839	$288	$2,205	$—	$8,332
Services transferred over time	1,502	671	60	—	2,233
Total IFRS 15 revenue	$7,341	$959	$2,265	$—	$10,565
Other non IFRS 15 revenue	4	146	2	—	152
Total revenues	$7,345	$1,105	$2,267	$—	$10,717

	Six Months Ended June 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Goods / services provided at a point in time	$11,139	$713	$3,128	$—	$14,980
Services transferred over time	3,123	1,377	111	—	4,611
Total IFRS 15 revenue	$14,262	$2,090	$3,239	$—	$19,591
Other non IFRS 15 revenue	18	304	5	—	327
Total revenues	$14,280	$2,394	$3,244	$—	$19,918

NOTE 23.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended
(US$ MILLIONS)	June 30, 2019	June 30, 2018
Interest paid	$417	$94
Income taxes paid	$118	$30
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six months ended
June 30, 2019 and 2018

Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended
(US$ MILLIONS)	June 30, 2019	June 30, 2018
Accounts receivable	$(147)	$(324)
Inventory	80	(73)
Prepayments and other	(12)	(79)
Accounts payable and other	557	(38)
Changes in non-cash working capital, net	$478	$(514)
NOTE 24.    SUBSEQUENT EVENTS

(a)	Distribution
On July 31, 2019, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 30, 2019 to unitholders of record as at the close of business on August 30, 2019.

(b)	Exercise of underwriters' option
On July 23, 2019 the underwriters for the public offering of the limited partnership units that closed on June 28, 2019, purchased an additional 1,070,000 limited partnership units at a price of $39.40 per unit, pursuant to the exercise of the underwriter's over-allotment option. The partnership received additional gross proceeds of approximately $42 million from the over-allotment option before approximately $2 million in equity issuance costs. This resulted in a decrease in Brookfield's ownership of the partnership to 62.7%.

(c)	Acquisition of Ouro Verde Locação e Seviços S.A. ("Ouro Verde")

On July 8, 2019, together with institutional partners, the partnership acquired a 100% interest in Ouro Verde, a Brazilian fleet management company, for approximately $131 million. The partnership’s share is expected to be approximately $50 million which will be determined once institutional partner participation is finalized, and the partnership expects to consolidate this business for financial reporting purposes.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for major classes of assets acquired and liability assumed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management's discussion and analysis of our financial condition and results of operations, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at June 30, 2019 and December 31, 2018, and results of operations for the three and six month period ended June 30, 2019 and 2018. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2019 and December 31, 2018, and for the three and six month period ended June 30, 2019 and June 30, 2018, or the interim financial statements. This MD&A was prepared as of August 9, 2019. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Forward-looking Statements
This MD&A contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, rules and regulations. Forward-looking statements and information may include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the quality of our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although these forward-looking statements and information are based upon our beliefs, assumptions and expectations that we believe are reasonable, the reader should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements or information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development within our oil and gas operations may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to complete previously announced acquisitions or other transactions, on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•
alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	potential difficulties in obtaining effective legal redress in foreign jurisdictions in which we operate;

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•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units;

•	risks relating to our reliance on technology;

•	the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".
Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrials, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partnership units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at June 30, 2019, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going

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concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", Euros are identified as "€", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials. Our operations are primarily located in Canada, Australia, U.K., Europe, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.	Business services, including health services, road fuel distribution and marketing, real estate services, logistics, financial advisory, entertainment, wireless broadband and construction services;

ii.	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

iii.	Industrials, which includes mining, automotive batteries, graphite electrode and other manufacturing, water and wastewater services, and natural gas exploration and production; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $48.3 billion as at June 30, 2019 and of total revenues of $19.9 billion for the six months ended June 30, 2019.

Operating Segments	Assets	Revenue
	As at June 30, 2019	Six Months Ended June 30, 2019
(US$ MILLIONS)
Business Services	$12,114	$14,280
Infrastructure Services	10,813	2,394
Industrials	24,006	3,244
Corporate and Other	1,396	—
Total	$48,329	$19,918

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Region	Assets	Revenue
	As at June 30, 2019	Six Months Ended June 30, 2019
(US$ MILLIONS)
United Kingdom	$5,067	$10,108
Canada	4,583	2,182
Australia	5,678	1,625
Brazil	5,401	753
United States of America	11,012	2,052
Middle East	954	266
Europe	9,624	2,177
Other	6,010	755
Total	$48,329	$19,918
Business Services
Our business services segment consists primarily of (i) health services, (ii) road fuel distribution and marketing, (iii) logistics, (iv) entertainment, and (v) construction services.
On June 6, 2019, together with institutional partners, we acquired Healthscope Limited ("Healthscope"), the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, for approximately $4.1 billion including $1 billion of equity. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties. Healthscope operates 43 private hospitals across every state in Australia and owns 24 pathology laboratories across New Zealand. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease.
Our road fuel storage and distribution business is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K., which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our road fuel marketing business includes 234 retail gas stations and associated convenience kiosks in Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program. In 2018, we completed the rebranding of 213 of our retail gas stations to Mobil.
In partnership with a leading Canadian operator, we operate three entertainment facilities in the Greater Toronto Area. Currently these facilities have a combined total of over 4,900 slot machines, 160 table games and employ more than 2,700 staff. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

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We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Infrastructure Services
Our infrastructure services segment is currently comprised of (i) a global provider of infrastructure services to the power generation industry and (ii) a service provider to the offshore oil production industry.
In 2018, we acquired Westinghouse, a global provider of infrastructure services to the power generation industry. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly-skilled workforce with know-how across a range of technologies and world-class capabilities.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse's products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation & control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering & design services to new power plants on a global basis.
The significant majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its fuel operations revenue during the first and third quarter, as it makes shipments to customers ahead of the spring and fall, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants, manufactures equipment and instrumentation & control systems for new power plants and performs decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Our services provider to the offshore oil production industry business, Teekay Offshore Partners L.P. ("Teekay Offshore"), is an international provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Teekay Offshore operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs (floating production storage and offloading units), FSOs (floating storage and offloading units) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada.
In 2018, we increased our ownership in Teekay Offshore GP L.L.C. ("Teekay Offshore GP"), from 49% to 51%, which resulted in the acquisition of a controlling stake of Teekay Offshore. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In May 2019, together with institutional partners, we acquired all of Teekay Corporation's remaining interest in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. Our share was approximately $45 million, increasing our ownership interest in Teekay Offshore from 25% to 31%.

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Industrials
Our industrials segment consists primarily of (i) global manufacturer of automotive batteries, (ii) specialty metal and aggregates mining operations in Canada, (iii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes, returnable packaging and the manufacturing of infrastructure support products in Canada, (iv) water and wastewater services in Brazil, and (v) natural gas exploration and production.
On April 30, 2019, together with institutional partners, we closed our acquisition of Clarios, a global market leader in automotive batteries for a purchase price of approximately $13.2 billion. Clarios supplies more than one third of the world's automotive batteries and benefits from economies of scale in product development, manufacturing and recycling of used batteries. The company operates in three key regions, North America and LATAM (Americas) where the business has historically generated approximately 60% of its revenue, EMEA which accounts for another 25% of revenue as well as the APAC region, including China, which accounts for approximately 15% of revenue. The business services Original Equipment Manufacturers (OEM) customers and aftermarket customers providing numerous products grouped into two primary categories, standard technology or SLI (Starting, Lighting, Ignition) and advanced technology which includes AGM (Absorbent Glass Mat batteries) and EFB (Enhanced Flooded Batteries).
We hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 575.2 million tonnes of proven mineral reserves and 756.3 million tonnes of proven and probable mineral reserves.
As at September 2018, the LDI mine had an estimated 40.9 million tonnes of underground and surface reserves with an average grade of 2.31 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. Total tonnes milled in Q2-2019 was 955,659 compared to 1,077,472 Q2-2018. The reduction to mill throughput was primarily due to reduced mechanical availability. The LDI operations team continues to address primary causes for the underperformance. As a result, the mill throughput continually increased during the second quarter and met the target production rate of 11,790 tpd in June. In April 2019, we completed a secondary sale of shares of our palladium mining operations.
Our industrials segment includes a manufacturer of graphite electrodes and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate substantial cash flows and returns through the cycle.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes. We service customers in a diverse cross-section of industries that are located across Canada. Growth and profitability in these operations are directly impacted by the demand for infrastructure. We are now in the process of disposing of these operations.
In May 2018, together with institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. ("Schoeller Allibert"), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family of the company. Schoeller Allibert has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.
Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture a meaningful portion of the growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements. We are focused on implementing efficiencies and growing the platform.

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In 2017, we acquired a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, Public Private Partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our natural gas exploration and production operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is comprised of Canadian natural gas exploration and production, through our coal-bed methane, or CBM, platform in Alberta, Canada. We also operate a well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.
Our Canadian properties produce approximately 39,000 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues from this operation are exposed to fluctuations based on commodity price movements.
Our operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB with two drilling operations in Texas, USA. Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since March 31, 2019:
In April 2019, together with institutional partners, Brookfield recapitalized Cardone Industries ("Cardone") for approximately $195 million, which is being used to support near term liquidity requirements in the business. The partnership's share of the debt was recorded in accounts and other receivables, net on the consolidated statements of financial position, and our 35% equity interest was classified as a financial asset as at June 30, 2019.
In April 2019, we completed a secondary sale of shares of our palladium mining operations, North American Palladium. We sold approximately 5.7 million shares for $10 per share, which generated net proceeds of approximately $15 million for Brookfield Business Partners and reduced our ownership in the business to 20%.

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On April 30, 2019, we closed our acquisition of Clarios for a purchase price of approximately $13.2 billion. The transaction was funded with $3 billion of equity, of which our share was approximately $860 million for a 29% ownership interest. We may syndicate a portion of this to our institutional partners. We are also exploring strategic alternatives related to the company’s global joint ventures. We remain excited about the growth prospects and available opportunities for Clarios in India. Pursuant to our Clarios acquisition, we acquired 24% of the public shares of Amara Raja Batteries Ltd., a leading manufacturer of energy storage solutions for the automotive and industrial end markets. Today, we are actively evaluating our involvement with Amara Raja - and assessing how best to position Clarios’ future participation in the Indian market. In August, we also signed an agreement to acquire from Robert Bosch GmbH (“Bosch”) the 20% interests held by Bosch in our European battery manufacturing and sales joint venture in which Clarios holds the remaining interests. We look forward to continuing our successful commercial relationship with Bosch in both Europe and on a global basis. We believe that our ownership of Europe’s leading automotive battery business will position the company to meaningfully grow across advanced battery technologies, heavy duty truck solutions and emerging market opportunities. The transaction is expected to close in the fourth quarter of 2019.
In May 2019, together with institutional partners, the partnership acquired all of Teekay Corporation's remaining interests in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. With the transaction, the ownership interest of the partnership, together with institutional partners, in Teekay Offshore is 73%. The partnership's share is approximately $45 million, increasing the partnership's ownership interest from 25% to 31%.
In May 2019, together with institutional partners, we invested approximately $75 million of additional capital into Ember Resources ("Ember"). Brookfield Business Partners' share was approximately $45 million, increasing our ownership interest in Ember to 46%.
On May 31, 2019, together with institutional partners, we closed the sale of our facilities management business for approximately $1 billion (approximately $170 million after-tax proceeds, net to the partnership).
On June 6, 2019, together with institutional partners, we closed our acquisition of Healthscope for a purchase price of approximately $4.1 billion, including $1 billion of equity. Brookfield Business Partners' share is approximately $295 million for a 28% ownership interest. We may syndicate a portion of this to our institutional partners. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability.
In June 2019, we issued 8,760,000 limited partnership units on a bought deal basis, to a syndicate of underwriters (collectively the "Underwriters") at a price of $39.40 per unit for gross proceeds of approximately $345 million ("the Offering"). In addition, Brookfield, concurrent with the Offering, purchased 6,610,000 redemption-exchange units of Brookfield Business Partners' holding limited partnership ("REUs") for a total amount of approximately $250 million. Concurrent with the Offering, Brookfield Business Partners issued 5,077,000 units by way of a private placement for gross proceeds of approximately $200 million. Subsequent to quarter end, on July 23, 2019, the Underwriters partially exercised their overallotment option and purchased 1,070,000 additional units for additional gross proceeds to Brookfield Business Partners of approximately $42 million.
On June 27, 2019, we closed the sale of our global executive relocation business for net proceeds of approximately $230 million.
On July 8, 2019, together with institutional partners, we announced the closing of the acquisition of 100% of the equity capital of Ouro Verde Locação e Seviços S.A. ("Ouro Verde"), a Brazilian fleet management company. The partnership will fund approximately $50 million of the acquisition from existing liquidity, for a 39% ownership interest.

Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operating platform allows us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.

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Within our business services segment, during the second quarter of 2019, we closed our acquisition of Healthscope, the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease. Healthscope has a proven track record as a high-quality, defensive and cash flow generative business. We see opportunities to develop and grow Healthscope’s high-quality portfolio. Healthscope is poised to benefit from the well-established and growing private healthcare sector in Australia, which is supported by strong secular trends including a growing and aging population and government policies designed to improve private health insurance uptake.
Multiplex, our construction services business, is one of the strongest operators globally and we continue to win new work and maintain a strong backlog in core markets in Australia and the U.K. as we focus on returning to more historical levels of profitability. In the U.K., while Brexit concerns have resulted in pockets of weakness, we continue to bid on larger scale developments in our primary market, London. We also continue to grow our road fuels marketing and distribution platform through tuck-in acquisitions, expanding into new regions and new product lines. At our entertainment facilities, our long-term growth strategy includes enhancing guest experience and expanding properties to incorporate state-of-the-art facilities, hotels and premier entertainment venues. Construction is underway on the broader facility at our Woodbine and Pickering sites. We also continue to seek monetization opportunities within this segment. During the second quarter of 2019, we closed the disposition of our facilities management business, BGIS and our executive relocation business, BGRS.
Within our infrastructure services segment, at Westinghouse we continue to generate productivity gains from our business improvement initiatives underway aimed at further enhancing the value of the business over the longer-term. Teekay Offshore has been challenged to raise capital on a cost-effective basis and to take advantage of growth opportunities. Our consortium recently submitted an offer to acquire the remaining issued and outstanding publicly held common units at Teekay Offshore. In response to our offer, Teekay Offshore convened an independent special committee of its board consisting of non-Brookfield affiliated directors to run an independent process to evaluate our offer.
Within our industrials segment, during the second quarter of 2019, we closed our acquisition of Clarios, the global leader in automotive battery technology. As a global market leader that supplies more than one third of the world’s automotive batteries, Clarios benefits from economies of scale in product development, manufacturing and recycling of used batteries. The business is well positioned to benefit from favourable industry trends across the global automotive sector, and we are working closely with company management to build an overall strategic plan and execute on profit improvement initiatives in the company’s North America operations and global joint ventures.
At BRK Ambiental, our Brazilian water and wastewater operations, we continue to progress operational improvement initiatives, including safety performance, completion of our water quality assurance program, expanding our lending relationships, and reducing overall borrowing costs. During the quarter, we reached an agreement to sell three industrial assets within BRK Ambiental for approximately $200 million. We expect to close this transaction later this year and proceeds from the sale will be used to support the continued build-out of higher growth municipal concessions. Our palladium mining operations continues to benefit from strength in demand for and price of palladium, together with the positive impact of operational improvements within the business.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. In Brazil, subsequent to the quarter end, together with institutional partners, we acquired 100% of Ouro Verde Locação e Seviços S.A. (“Ouro Verde”), a leading Brazilian fleet management company that leases more than 22,000 heavy duty and light vehicles and provides related maintenance, operations, and other services to a diversified base of Brazilian and global corporate clients. The business has established itself as one of the leading fleet management companies in Brazil, with a large multi-asset fleet, nationwide operations and long-term relationships with clients which positions it well for organic growth.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See the “Forward-Looking Statements" section included in this MD&A.

9

Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three and Six Months Ended June 30, 2019 and 2018
The table below summarizes our results of operations for the three and six months ended June 30, 2019 and 2018. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS), except per unit amounts	2019	2018	2019	2018
Revenues	$10,717	$8,775	$19,918	$16,969
Direct operating costs	(9,776)	(8,200)	(17,969)	(15,849)
General and administrative expenses	(211)	(142)	(389)	(260)
Depreciation and amortization expense	(441)	(105)	(752)	(211)
Interest income (expense), net	(313)	(83)	(497)	(169)
Equity accounted income (loss), net	23	(7)	30	10
Impairment expense, net	(324)	—	(324)	—
Gain (loss) on acquisitions/dispositions, net	522	90	520	106
Other income (expense), net	(181)	(7)	(271)	(21)
Income (loss) before income tax	16	321	266	575
Current income tax (expense) recovery	(93)	(52)	(123)	(80)
Deferred income tax (expense) recovery	41	39	22	29
Net income (loss)	$(36)	$308	$165	$524
Attributable to:
Limited partners	$55	$40	$87	$5
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	52	38	82	4
Special Limited Partners	—	41	—	184
Interest of others	(143)	189	(4)	331
Net income (loss)	$(36)	$308	$165	$524
Basic and diluted earnings per limited partner unit (1) (2)	$0.82	$0.60	$1.30	$0.07
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2019 was 129.9 million and 129.5 million, respectively, and for the three and six months ended June 30, 2018 was 129.3 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three and six months ended June 30, 2018.

For the three months ended June 30, 2019, we reported a net loss of $36 million, with $107 million of net income attributable to unitholders. This compares to net income of $308 million, with $119 million of net income attributable to unitholders, for the three months ended June 30, 2018. The decrease was primarily attributed to impairment losses related to our investment in Teekay Offshore during the quarter and higher depreciation and amortization expense as a result of the acquisitions of Westinghouse and Clarios, combined with transaction costs associated with the acquisition of Clarios and Healthscope during the quarter.
For the six months ended June 30, 2019, we reported net income of $165 million, with $169 million of net income attributable to unitholders. This compares to net income of $524 million, with $193 million of net income attributable to unitholders, for the three months ended June 30, 2018. The decrease was primarily due to the same factors described above.

10

Revenue
For the three months ended June 30, 2019, revenue increased by $1,942 million to $10,717 million, compared to $8,775 million during the three months ended June 30, 2018. The increase in revenues was primarily due to the acquisitions of Clarios and Westinghouse in Q2-2019 and Q3-2018, respectively. The increase in revenue was partially offset by a decrease in revenue at our fuel distribution business, Greenergy, primarily due to prices and volume. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2019, revenue increased by $2,949 million to $19,918 million, compared to $16,969 million during the six months ended June 30, 2018. The increase in revenues was primarily due to the same factors described above, combined with the consolidation of Teekay Offshore in Q3-2018.
Direct Operating Costs
For the three months ended June 30, 2019, direct operating costs increased by $1,576 million to $9,776 million from $8,200 million in the same period of the prior year. The increase in direct operating costs was primarily related to the acquisitions of Clarios and Westinghouse in Q2-2019 and Q3-2018, respectively. The increase in direct operating costs was partially offset by lower prices and volume at Greenergy. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. The adoption of IFRS 16 reduced direct operating costs by approximately $60 million for the three months ended June 30, 2019.
For the six months ended June 30, 2019, direct operating costs increased by $2,120 million to $17,969 million from $15,849 million in the same period of the prior year. The increase in direct operating costs was primarily related to the factors described above. The adoption of IFRS 16 reduced direct operating costs by approximately $113 million for the six months ended June 30, 2019.
General and Administrative Expenses
For the three months ended June 30, 2019, general and administrative, or G&A, expenses increased by $69 million to $211 million from $142 million in the same period in the prior year. G&A expenses increased primarily due to the acquisitions of Clarios and Westinghouse in Q2-2019 and Q3-2018, respectively.
For the six months ended June 30, 2019, general and administrative, or G&A, expenses increased by $129 million to $389 million from $260 million in the same period in the prior year, primarily due to the same factors described above, combined with the acquisition of Schoeller in the second quarter of 2018.
Depreciation and Amortization Expense
Depreciation and amortization, or D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segment. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Teekay Offshore. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our automotive batteries manufacturer, our graphite electrode manufacturing operations and our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations.
For the three months ended June 30, 2019, D&A expense increased by $336 million compared to the same period ended June 30, 2018. The increase in D&A expense was primarily due to the acquisitions of Clarios and Westinghouse in Q2-2019 and Q3-2018 respectively, as well as the consolidation of Teekay Offshore beginning in the third quarter of 2018. The adoption of IFRS 16 increased D&A expense by approximately $47 million for the three months ended June 30, 2019.
For the six months ended June 30, 2019, D&A expense increased by $541 million compared to the same period ended June 30, 2018, primarily due to the same factors described above. The adoption of IFRS 16 increased D&A expense by approximately $88 million for the six months ended June 30, 2019.

11

Interest Income (Expense), net
For the three months ended June 30, 2019, net interest expense increased by $230 million when compared to the three months ended June 30, 2018. The increase was primarily due to the inclusion of the incremental borrowing costs related to the acquisition of Clarios and Healthscope in Q2-2019, combined with the acquisition of Westinghouse and the consolidation of Teekay Offshore in Q3-2018. The adoption of IFRS 16 increased interest expense by approximately $13 million for the three months ended June 30, 2019.
For the six months ended June 30, 2019, net interest expense increased by $328 million when compared to the three months ended June 30, 2018, primarily due to the same factors described above. The adoption of IFRS 16 increased interest expense by approximately $25 million for the six months ended June 30, 2019.
Equity Accounted Income, net
For the three months ended June 30, 2019, equity accounted income increased by $30 million relative to the same period in the prior year. The increase was primarily due to the prior period including the recognition of an impairment loss on vessels at Teekay Offshore, which was equity accounted in Q2-2018, combined with contributions from Clarios' equity accounted investments, which was acquired in Q2-2019.
For the six months ended June 30, 2019, equity accounted income increased by $20 million relative to the same period in the prior year primarily for the same factors described above, partially offset with the loss of contribution after the dispositions of our 33% ownership interest in Berkshire Hathaway HomeServices ("HomeServices") and Quadrant Energy in Q2-2018 and Q4-2018, respectively.
Impairment expense, net
For the three and six months ended June 30, 2019, we recorded an impairment expense of $324 million, which was related to our investment in Teekay Offshore. During the quarter, consistent with the partnership's accounting policies, an impairment analysis was performed at, and on our investment in Teekay Offshore. Based on the analysis, an impairment related to both PP&E and goodwill was recorded. For the three and six months ended June 30, 2018, there was no impairment expense.
Gains on Acquisitions/Dispositions, net
For the three months ended June 30, 2019, we recorded a net gain of $522 million, which was primarily related to the disposition of our facilities management business ("BGIS") ($341 million before tax) and executive relocation business ("BGRS") ($180 million before tax) in Q2-2019. For the three months ended June 30, 2018, we recorded a net gain of $90 million, which was primarily related to the disposition of our ownership interest in HomeServices ($55 million before tax), as well as the gain recognized on the sale of steel drainage assets in our infrastructure support products manufacturing operation ($35 million before tax).
For the six months ended June 30, 2019, we recorded a net gain of $520 million, which was primarily related to the dispositions of BGIS and BGRS. For the six months ended June 30, 2018, we recorded a net gain of $106 million, which was primarily related to the disposition of HomeServices and sale of steel drainage assets in our infrastructure supports products manufacturing operation, combined with the gain recognized on the sale of certain land and buildings in our infrastructure support products manufacturing operation ($16 million before tax).
Other Income (Expenses), net
For the three months ended June 30, 2019, other expenses of $181 million includes transaction costs associated with the acquisition of Clarios and Healthscope in Q2-2019, combined with restructuring costs at Westinghouse and unrealized losses on derivatives at Teekay Offshore. For the three months ended June 30, 2018, other expenses of $7 million were primarily related to fair value movements on derivatives at Greenergy, which were partially offset by an increase in the valuation of warrants held in our infrastructure services segment.
For the six months ended June 30, 2019, other expenses of $271 million are primarily related to the aforementioned factors, combined with transaction costs associated with the sale of BGIS. For the six months ended June 30, 2018, other expenses of $21 million were primarily related to the aforementioned factors above, combined with fair value movements on hedges in our Canadian energy operations.

12

Income Tax (Expense) Recovery
For the three months ended June 30, 2019, current income tax expense and deferred income tax recovery were $93 million and $41 million, respectively, compared to a $52 million current income tax expense and a $39 million deferred income tax recovery for the same periods in 2018. Current taxes increased primarily due to the acquisition of Clarios and the tax associated with the disposition of BGIS and BGRS. Deferred taxes decreased due to the acquisition of Clarios.
For the six months ended June 30, 2019, current income tax expense and deferred income tax recovery were $123 million and $22 million, respectively, compared to $80 million of current income tax expense and $29 million deferred income tax recovery for the same periods in 2018. The increase in total tax expense to $101 million for the six months ended June 30, 2019 compared to a total tax expense of $51 million for the same period in 2018 was due to the same factors described above.
Our effective tax rate for the three months ended June 30, 2019 was 325%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate is primarily driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate and while our consolidated earnings include income attributable to non-controlling ownership interests, our consolidated tax provision includes only our proportionate share of the associated tax provision. The difference will vary from period to period depending on the relative proportion of income in each country and business.
In addition, for the quarter, the gain on sale of the investments in our business services segment was subject to a 50% inclusion rate for Canadian tax purposes and current year losses incurred in our industrials and infrastructure services segment have not been recognized.

13

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS), except per unit amounts	2019		2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Revenues	$10,717	$9,201	$10,209	$9,990	$8,775	$8,194	$8,379	$7,640
Direct operating costs	(9,776)	(8,193)	(9,205)	(9,080)	(8,200)	(7,649)	(8,034)	(7,295)
General and administrative expenses	(211)	(178)	(209)	(174)	(142)	(118)	(107)	(95)
Depreciation and amortization expense	(441)	(311)	(286)	(251)	(105)	(106)	(109)	(109)
Interest income (expense), net	(313)	(184)	(181)	(148)	(83)	(86)	(67)	(66)
Equity accounted income (loss), net	23	7	9	(9)	(7)	17	8	37
Impairment expense, net	(324)	—	(38)	(180)	—	—	(9)	—
Gain (loss) on acquisitions/dispositions, net	522	(2)	147	247	90	16	—	(14)
Other income (expense), net	(181)	(90)	(73)	(42)	(7)	(14)	(72)	(41)
Income (loss) before income tax	16	250	373	353	321	254	(11)	57
Current income tax (expense)/recovery	(93)	(30)	(63)	(43)	(52)	(28)	(11)	(19)
Deferred income tax (expense)/recovery	41	(19)	84	(25)	39	(10)	16	6
Net income (loss)	$(36)	$201	$394	$285	$308	$216	$(6)	$44
Attributable to:
Limited partners	$55	$32	$70	$(1)	$40	$(35)	$(79)	$(8)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	52	30	66	—	38	(34)	(83)	(8)
Special Limited Partners	—	—	—	94	41	143	117	25
Interest of others	(143)	139	258	192	189	142	39	35
Net income (loss)	$(36)	$201	$394	$285	$308	$216	$(6)	$44
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.82	$0.48	$1.04	$—	$0.60	$(0.53)	$(1.25)	$(0.15)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2019 was 129.9 million and 129.5 million, respectively, and for the three and six months ended June 30, 2018 was 129.3 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2017, December 31, 2017, March 31, 2018, June 30, 2018, and September 30, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, economic factors and commodity market volatility, and weather and seasonality in underlying operations. Seasonality affects our industrials segment primarily through our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, Westinghouse's core operating plants business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. The business is further exposed to cyclicality driven by customer contract commitments. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

14

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$2,940	$1,949
Financial assets	1,199	1,369
Accounts and other receivable, net	5,888	5,160
Inventory and other assets	5,182	3,075
Assets held for sale	516	63
Property, plant and equipment	13,859	6,947
Deferred income tax assets	573	280
Intangible assets	11,663	5,523
Equity accounted investments	1,394	541
Goodwill	5,115	2,411
Total assets	$48,329	$27,318
Liabilities and equity
Liabilities
Accounts payable and other	$14,430	$9,082
Liabilities associated with assets held for sale	250	9
Corporate borrowings	—	—
Non-recourse borrowings in subsidiaries in Brookfield Business Partners	22,516	10,866
Deferred income tax liabilities	1,843	867
Total liabilities	$39,039	$20,824
Equity
Limited partners	$2,150	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,736	1,415
Interest of others	5,404	3,531
Total equity	9,290	6,494
Total liabilities and equity	$48,329	$27,318
Financial Assets
Financial assets are composed of marketable securities, loans and notes receivable, derivative contracts and restricted cash. The balance decreased by $170 million from $1,369 million as at December 31, 2018 to $1,199 million as at June 30, 2019. The decrease was primarily due to a fair value adjustment on derivatives at Greenergy, the sale of public securities recorded as a financial asset in our corporate segment, the disposition of BGIS and lower restricted cash at Westinghouse. The decrease in financial assets was partially offset by the acquisition of Clarios in Q2-2019.
The following table presents financial assets by segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
June 30, 2019	$542	$337	$313	$7	$1,199
December 31, 2018	$623	$360	$333	$53	$1,369

15

Accounts and Other Receivable, net
Accounts and other receivable, net increased by $728 million from $5,160 million as at December 31, 2018 to $5,888 million as at June 30, 2019. The increase was primarily due to the acquisition of Clarios in Q2-2019, an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter and at Multiplex primarily in the Australian operations, partially offset by the disposition of BGIS and BGRS.
Inventory and Other Assets
Inventory and other assets increased by $2,107 million from $3,075 million as at December 31, 2018 to $5,182 million as at June 30, 2019. The increase is primarily due to the acquisitions of Clarios and Healthscope in the quarter, combined with an increase at Greenergy due to an increase in fuel prices at the end of the quarter.
Assets Held for Sale
Assets held for sale were $516 million as at June 30, 2019, compared to $63 million as at December 31, 2018. As at June 30, 2019, assets held for sale included BRK Ambiental's industrial assets. Assets held for sale recorded as at December 31, 2018, were primarily related to the reclassification of certain assets in our infrastructure support products manufacturing operation to held for sale.
Property, Plant & Equipment and Intangible Assets
The property, plant and equipment ("PP&E") balance of $13,859 million as at June 30, 2019, increased by $6,912 million when compared to $6,947 million as at December 31, 2018. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2-2019, combined with the recognition of right of use ("ROU") lease assets on the adoption of IFRS 16 on January 1, 2019, partially offset by an impairment recorded on vessels at Teekay Offshore. As at June 30, 2019, the PP&E balance included $1,144 million of lessee ROU assets.
Intangible assets increased by $6,140 million, from $5,523 million as at December 31, 2018 to $11,663 million as at June 30, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2-2019, partially offset by the disposition of BGIS.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to network upgrades and equipment at Imagine, terminal expansions at Greenergy, and maintenance and improvements on hospital facilities at Healthscope. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Teekay Offshore. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our automotive batteries and graphite electrode manufacturing and mining operations. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. For the three months ended June 30, 2019, total capital expenditures were $259 million. Capital expenditures at our business services, infrastructure services and industrials segment were $33 million, $87 million and $139 million, respectively.
Equity Accounted Investment
Equity accounted investments increased by $853 million from $541 million as at December 31, 2018 to $1,394 million as at June 30, 2019, primarily due to the acquisition of Clarios in Q2-2019.
Goodwill
Goodwill increased by $2,704 million from $2,411 million as at December 31, 2018 to $5,115 million as at June 30, 2019, which was primarily due to the acquisitions of Clarios and Healthscope in Q2-2019, partially offset by an impairment related to our investment in Teekay Offshore and the disposition of BGIS and BGRS.
Accounts Payable and Other
Accounts payable and other increased by $5,348 million from $9,082 million as at December 31, 2018 to $14,430 million as at June 30, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2-2019, combined with the recognition of lease liabilities on the adoption of IFRS 16. As at June 30, 2019, the accounts payable and other balance included $1,215 million of lessee lease liabilities.

16

Corporate and Non-Recourse Borrowings
Borrowings are discussed in the "Liquidity and Capital Resources" section of this MD&A.
Equity Attributable to Unitholders
As at June 30, 2019, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.
During the second quarter of 2019, the volume weighted average price per unit was $38.64, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 10, 2018, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, our Board of Directors authorized us to repurchase up to 10% of the issued and outstanding units as at August 9, 2018, or 3,371,900 units. On January 3, 2019, we announced that, in connection with our NCIB, we entered into an automatic purchase plan. The maximum amount of units which may be repurchased under the NCIB was amended from 3,371,900 units, being 10% of the public float, to 3,309,289 units, which equals 5% of the total issued and outstanding units. As of June 30, 2019, 89,027 units had been repurchased.
In June 2019, we issued 8,760,000 limited partnership units on a bought deal basis, to a syndicate of underwriters (collectively the "Underwriters") at a price of $39.40 per unit for gross proceeds of approximately $345 million ("the Offering"). In addition, Brookfield, concurrent with the Offering, purchased 6,610,000 redemption-exchange units of Brookfield Business Partners' holding limited partnership ("REUs") for a total amount of approximately $250 million. Concurrent with the Offering, Brookfield Business Partners issued 5,077,000 units by way of a private placement for gross proceeds of approximately $200 million. Subsequent to quarter end, on July 23, 2019, the Underwriters partially exercised their overallotment option and purchased 1,070,000 additional units for additional gross proceeds to Brookfield Business Partners of approximately $42 million.
As at June 30, 2019 and December 31, 2018, the total number of partnership units outstanding are as follows:

UNITS	June 30, 2019	December 31, 2018
GP Units	4	4
LP Units	79,933,771	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	63,095,497
Special LP Units	4	4
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA.

17

Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$10,717	$8,775	$19,918	$16,969
Direct operating costs	(9,776)	(8,200)	(17,969)	(15,849)
General and administrative expenses	(211)	(142)	(389)	(260)
Equity accounted Company EBITDA	63	63	96	122
Company EBITDA attributable to others (1)	(556)	(314)	(1,153)	(609)
Company EBITDA (2)	$237	$182	$503	$373
Realized disposition gains (loss), net	522	90	520	106
Other income (expense), net	4	—	2	—
Interest income (expense), net	(313)	(83)	(497)	(169)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(10)	(20)	(15)	(39)
Current income taxes	(93)	(52)	(123)	(80)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	88	60	250	124
Company FFO (2)	$435	$177	$640	$315
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

For the three months ended June 30, 2019, we reported Company EBITDA of $237 million, an increase of $55 million relative to the three months ended June 30, 2018. The increase in Company EBITDA was primarily due to stronger results in our infrastructure services segment as a result of the acquisition of Westinghouse in the third quarter of 2018 and in our business services segment with higher contributions from our construction services business and contributions from Healthscope, which was acquired in the second quarter of 2019. This increase was partially offset by a decrease in our industrials segment due to lower contributions from GrafTech, primarily as a result of a decrease in our ownership, combined with a $50 million negative impact of higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition of Clarios in the second quarter of 2019. The adoption of IFRS 16 increased Company EBITDA by approximately $21 million for the three months ended June 30, 2019.
Company EBITDA for the six months ended June 30, 2019, was $503 million, an increase of $130 million relative to the six months ended June 30, 2018. The increase was due to the same factors described above.

18

For the three months ended June 30, 2019, we reported Company FFO of $435 million, representing an increase of $258 million relative to the three months ended June 30, 2018. The increase was primarily due to the gains recognized on the disposition of BGIS and BGRS in the second quarter of 2019, combined with the factors contributing to the increase in Company EBITDA. The increase in Company FFO was partially offset by higher interest expense due to incremental borrowings related to the acquisitions of Westinghouse, Clarios and Healthscope. In addition, the prior period included a gain recognized on the disposition of our 33% ownership interest in HomeServices. The adoption of IFRS 16 increased Company FFO by approximately $17 million for the three months ended June 30, 2019.
Company FFO for the six months ended June 30, 2019 was $640 million, representing an increase of $325 million compared to the same period in the prior period. Company FFO increased for the same factors described above.
Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$7,345	$7,859	$14,280	$15,206
Direct operating costs	(7,169)	(7,711)	(13,947)	(14,945)
General and administrative expenses	(67)	(72)	(134)	(139)
Equity accounted Company EBITDA	11	7	19	15
Company EBITDA attributable to others (1)	(59)	(46)	(112)	(71)
Company EBITDA (2)	$61	$37	$106	$66
Realized disposition gain (losses), net	522	55	522	55
Other income (expense), net	—	—	—	—
Interest income (expense), net	(38)	(22)	(58)	(41)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(2)	(1)	(3)	(1)
Current income taxes	(47)	(22)	(57)	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	(154)	19	(136)	34
Company FFO (2)	$342	$66	$374	$83
The following table presents equity attributable to the unitholders for our business services segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Total assets	$12,114	$7,613
Total liabilities	10,612	5,549
Interests of others in operating subsidiaries (1)	385	571
Equity attributable to unitholders	1,117	1,493
Total equity	$1,502	$2,064
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

19

Comparison of the Three and Six Months Ended June 30, 2019 and 2018
Revenue from our business services segment for the three months ended June 30, 2019 was $7,345 million, a decrease of $514 million compared to revenues in the same period in 2018 of $7,859 million. Direct operating costs decreased by $542 million, to $7,169 million for the three months ended June 30, 2019, from $7,711 million in the same period in 2018. The decrease in revenues and direct costs was primarily due to lower prices and volume at Greenergy, combined with the loss of contribution from BGIS after our disposition during the quarter. Included in revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the three months ended June 30, 2019, the duty element included in revenues and direct operating costs was approximately $2,473 million. The decrease in revenue and direct operating costs was partially offset by contributions from Healthscope, which was acquired in the quarter and an increase in our construction services business due to higher project activity in Australia. Revenue and direct operating costs for the six months ended June 30, 2019 decreased $926 million and $998 million, respectively, compared to the six months ended June 30, 2018, primarily due to the same factors described above.
Company EBITDA for the three months ended June 30, 2019 was $61 million, representing an increase of $24 million when compared to the three months ended June 30, 2018. The increase in Company EBITDA was primarily due to an increase at our construction services business primarily as a result of increased project activity in Australia, combined with contributions from Healthscope, which contributed $5 million to Company EBITDA. Company EBITDA for the six months ended June 30, 2019 was $106 million, representing an increase of $40 million compared to the prior period, which was primarily due to the same factors described above, combined with an increase in contribution from Greenergy.
Company FFO in our business services segment was $342 million for the three months ended June 30, 2019, representing an increase of $276 million from $66 million during the three months ended June 30, 2018. The increase was primarily due to the gains recognized on the sale of BGRS and BGIS, combined with the aforementioned higher margin in our construction services business and Healthscope contribution. The increase in Company FFO was partially offset by the gain recognized in the prior period on the disposition of our 33% ownership interest in HomeServices. Company FFO in the segment for six months ended June 30, 2019 increased $291 million primarily due to the same factors described above.
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$1,105	$3	$2,394	$5
Direct operating costs	(838)	—	(1,730)	—
General and administrative expenses	(41)	—	(75)	—
Equity accounted Company EBITDA	35	38	56	73
Company EBITDA attributable to others (1)	(173)	—	(422)	—
Company EBITDA (2)	$88	$41	$223	$78
Other income (expense), net	4	—	—	—
Interest income (expense), net	(97)	—	(198)	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(5)	(15)	(8)	(30)
Current income taxes	—	—	9	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	64	—	130	—
Company FFO (2)	$54	$26	$156	$48

20

The following table presents equity attributable to unitholders for our infrastructure services segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Total assets	$10,813	$11,640
Total liabilities	9,141	9,129
Interests of others in operating subsidiaries (1)	1,039	1,534
Equity attributable to unitholders	633	977
Total equity	$1,672	$2,511
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2019 and 2018
For the three months ended June 30, 2019, revenue and direct operating costs for our infrastructure services segment was $1,105 million and $838 million, respectively. The increase is due to the acquisition of Westinghouse in the third quarter of 2018 and the consolidation of Teekay Offshore, beginning in the third quarter of 2018. Revenue and direct operating costs for the six months ended June 30, 2019 was $2,394 million and $1,730 million, the increase is due to the same factors described above.
Company EBITDA for the three months ended June 30, 2019 was $88 million, representing an increase of $47 million when compared to the three months ended June 30, 2018. Westinghouse contributed $40 million to Company EBITDA in the quarter. Results during the quarter benefited from the provision of engineering services for new plant project activity in the U.S, which was offset by additional cost accruals from a project in Europe. The business also continues to benefit from productivity gains as a result of the business improvement initiatives underway. The remaining increase in Company EBITDA is attributed to Teekay Offshore. During the quarter we acquired Teekay Corporation's remaining interest in Teekay Offshore, increasing our ownership from 25% to 31%. Company EBITDA for the six months ended June 30, 2019 was $223 million, representing an increase of $145 million compared to the prior period, which was primarily due to the same factors described above.
Company FFO for the three months ended June 30, 2019 was $54 million, representing an increase of $28 million when compared to the three months ended June 30, 2018. The increase in FFO was due to the same factors mentioned above. Company FFO in the segment for six months ended June 30, 2019 increased $108 million due to the same factors described above.

21

Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$2,267	$909	$3,244	$1,751
Direct operating costs	(1,767)	(487)	(2,288)	(900)
General and administrative expenses	(85)	(54)	(143)	(89)
Equity accounted Company EBITDA	17	18	21	34
Company EBITDA attributable to others (1)	(324)	(268)	(619)	(538)
Company EBITDA (2)	$108	$118	$215	$258
Realized disposition gain (losses), net	—	35	(2)	51
Other income (expense), net	—	—	2	—
Interest income (expense), net	(186)	(61)	(255)	(128)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(3)	(4)	(4)	(8)
Current income taxes	(51)	(30)	(85)	(50)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	178	41	256	90
Company FFO (2)	$46	$99	$127	$213

The following table presents equity attributable to unitholders for our industrials segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Total assets	$24,006	$7,650
Total liabilities	19,286	5,865
Interests of others in operating subsidiaries (1)	3,980	1,426
Equity attributable to unitholders	740	359
Total equity	$4,720	$1,785
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2019 and 2018
Revenue from our industrials segment for the three months ended June 30, 2019 was $2,267 million, representing an increase of $1,358 million compared to $909 million in the same period in 2018. Direct operating costs increased by $1,280 million, to $1,767 million for the three months ended June 30, 2019, from $487 million in the same period in 2018. The increase in revenue and direct operating costs was primarily due to the acquisition of Clarios during the second quarter of 2019, combined with an increase at GrafTech, primarily due to an increase in electrode pricing and volume. Clarios' results were negatively impacted by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition. For the six months ended June 30, 2019, revenue from the segment was $3,244 million, representing an increase of $1,493 million, while direct operating costs were $2,288 million, representing an increase of $1,388 million compared to the same period in 2018. The increase in revenue and direct operating costs was primarily due to the same factors described above, combined with contribution from Schoeller Allibert, which was acquired in the second quarter of 2018.

22

Company EBITDA in our industrials segment decreased by $10 million for the three months ended June 30, 2019, compared to the three months ended June 30, 2018. The decrease was primarily due to lower contributions at GrafTech, primarily as a result of a decrease in our ownership of the business compared to prior period. The three months ended June 30, 2019 results included positive contribution from Clarios, which we acquired during the quarter, partially offset by higher than normal costs related to the write-up of inventory, as aforementioned. The net negative impact of the purchase price accounting adjustment was approximately $50 million for the quarter. Company EBITDA in the segment for the six months ended June 30, 2019, was $215 million compared to $258 million for the six months ended June 30, 2018. The decrease in Company EBITDA was primarily due to the same factors described above.
Company FFO in our industrials segment was $46 million for the three months ended June 30, 2019, compared to $99 million for the three months ended June 30, 2018. Company FFO for the three months ended June 30, 2019 decreased primarily due to the factors described above, as well as higher interest expense from higher borrowings related to the acquisition of Clarios during the second quarter of 2019. In addition, the prior period results included a gain realized on the sale of steel drainage assets in our infrastructure support products manufacturing operation. For the six months ended June 30, 2019, Company FFO was $127 million, representing a decrease of $86 million compared to the six months ended June 30, 2018, primarily due to the same factors described above.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$—	$4	$—	$7
Direct operating costs	(2)	(2)	(4)	(4)
General and administrative expenses	(18)	(16)	(37)	(32)
Company EBITDA (1)	$(20)	$(14)	$(41)	$(29)
Interest income (expense), net	8	—	14	—
Current income taxes	5	—	10	—
Company FFO (1)	$(7)	$(14)	$(17)	$(29)
The following table presents equity attributable to unitholders for our corporate and other segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Total assets	$1,396	$415
Total liabilities	—	281
Equity attributable to unitholders	1,396	134
Total equity	$1,396	$134
____________________________________

(1)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three and six months ended June 30, 2019 was $12 million and $24 million, respectively. General and administrative costs relate to corporate expenses, including audit and director fees.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2019, the amount of the deposit was $1,181 million and was included in cash and cash equivalents.

23

Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•
Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

24

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$10,717	$8,775	$19,918	$16,969
Direct operating costs	(9,776)	(8,200)	(17,969)	(15,849)
General and administrative expenses	(211)	(142)	(389)	(260)
Equity accounted investment Company EBITDA (1)	63	63	96	122
Company EBITDA attributable to others (2)	(556)	(314)	(1,153)	(609)
Company EBITDA	$237	$182	$503	$373
Realized disposition gain (loss), net	522	90	520	106
Other income (expense), net	4	—	2	—
Interest income (expense), net	(313)	(83)	(497)	(169)
Equity accounted current taxes and interest (1)	(10)	(20)	(15)	(39)
Current income taxes	(93)	(52)	(123)	(80)
Company FFO attributable to others (2)	88	60	250	124
Company FFO	$435	$177	$640	$315
Depreciation and amortization	(441)	(105)	(752)	(211)
Impairment expense, net	(324)	—	(324)	—
Other income (expenses), net	(185)	(7)	(273)	(21)
Deferred income taxes	41	39	22	29
Non-cash items attributable to equity accounted investments (1)	(30)	(50)	(51)	(73)
Non-cash items attributable to others (2)	611	65	907	154
Net income attributable to unitholders	$107	$119	$169	$193
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $23 million and $30 million as per our IFRS statement of operating results for the three and six months ended June 30, 2019, respectively, and equity accounted loss of $7 million and income of $10 million for the three and six months ended June 30, 2018, respectively.

(2)
Total cash and non-cash items attributable to the interest of others equals net loss of $143 million and $4 million as per our IFRS statement of operating results for the three and six months ended June 30, 2019, and net income of $189 million and $331 million for the three and six months ended June 30, 2018, respectively.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Limited partners	$2,150	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,736	1,415
Equity attributable to unitholders	$3,886	$2,963
The following table presents equity attributable to unitholders by segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
June 30, 2019	$1,117	$633	$740	$1,396	$3,886
December 31, 2018	$1,493	$977	$359	$134	$2,963

25

Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.
During the second quarter, the partnership, alongside institutional investors, completed the acquisitions of Clarios and Healthscope for purchase prices of approximately $13.2 billion and $4.1 billion, respectively. The Clarios transaction was funded with $10.2 billion of long-term debt financing and $3.0 billion of equity, while the acquisition of Healthscope was funded with $1.4 billion of long-term debt financing, $1.0 billion of equity and $1.7 billion from the sale and leaseback of 22 hospital properties. The "Developments in our Business" section of the MD&A provides further details about recent acquisitions announced and completed by the partnership.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. During the second quarter of 2019, we issued 13,837,000 LP Units to the public and 6,610,000 Redemption-Exchange Units to Brookfield for aggregate gross proceeds of $795 million, before $14 million in equity issuance costs. Subsequent to quarter-end, the underwriters exercised a portion of their overallotment option and purchased an additional 1,070,000 LP Units for aggregate proceeds of $42 million, before issuance costs of $2 million.
The following table presents borrowings by segment as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
June 30, 2019	$2,410	$5,757	$14,349	$—	$22,516
December 31, 2018	$1,228	$5,748	$3,890	$—	$10,866
As at June 30, 2019, the partnership had outstanding debt of $22,516 million compared to $10,866 million as at December 31, 2018. The borrowings consist of the following:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Term loans and credit facilities	$16,733	$8,505
Project financing	593	573
Securitization program	—	260
Notes and debentures	5,190	1,528
Total Borrowings	$22,516	$10,866
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $22,516 million as at June 30, 2019, compared to $10,866 million at December 31, 2018. The increase of $11,650 million was primarily due to $10.2 billion of revolving lines of credit, term loans and debt securities secured for our acquisition of Clarios and $1.2 billion of revolving lines of credit and terms loans secured for our acquisition of Healthscope.
We finance our assets principally at the operating company level with debt that generally is non-recourse to either the partnership or to our other operations and secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from on demand to 21 years. The weighted average maturity at June 30, 2019 was 5.9 years and the weighted average interest rate on debt outstanding was 6.0%. As at June 30, 2019, our maximum borrowing capacity at the operating and other subsidiaries level was $27.8 billion, of which $22.5 billion was drawn.

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The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage, debt-to-EBITDA ratios and maintaining minimum equity or liquidity levels. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, we undertake proactive measures to avoid having any of our operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
The partnership has a revolving credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at June 30, 2019, the credit facility remains undrawn.
In the second quarter of 2019, the partnership amended and restated its bilateral credit facilities, increasing the total available amount by $225 million to $1,050 million across an expanded group of banks. The credit facilities are available in Euros, Sterling and U.S., Canadian and Australian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities are for general corporate purposes and require us to maintain a minimum tangible net worth and a minimum deconsolidated debt to capitalization ratio at the corporate level. As at June 30, 2019, the credit facility remains undrawn.
The table below outlines the partnership's consolidated net debt to capitalization as at June 30, 2019 and December 31, 2018:

(US$ MILLIONS)	June 30, 2019	December 31, 2018
Borrowings	$22,516	$10,866
Cash and cash equivalents	(2,940)	(1,949)
Net debt	19,576	8,917
Total equity	9,290	6,494
Total capital and net debt	$28,866	$15,411
Net debt to capitalization ratio	68%	58%
The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On July 31, 2019, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on September 30, 2019 to unitholders of record as at the close of business on August 30, 2019.
During the second quarter of 2019, the volume weighted average price per unit was $38.64, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.

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As at June 30, 2019, we had cash and cash equivalents of $2,940 million, compared to $1,949 million as at December 31, 2018. The net cash flows for the six months ended June 30, 2019 and 2018 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2019	2018
Cash flows provided by (used in) operating activities	$1,333	$191
Cash flows provided by (used in) investing activities	(16,514)	(278)
Cash flows provided by (used in) financing activities	16,236	895
Effect of foreign exchange rates on cash	4	(41)
Net change in cash classified within assets held for sale	(68)	—
Total	$991	$767
Cash Flow Provided by (Used in) Operating Activities
Total cash flow provided by operating activities for the six months ended June 30, 2019 was $1,333 million compared to $191 million provided by operating activities for the six months ended June 30, 2018. The cash provided by operating activities during the six months ended June 30, 2019 was primarily attributable to the cash generated at Clarios, Westinghouse, Teekay Offshore and GrafTech.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $16,514 million for the six months ended June 30, 2019, compared to $278 million used in the six months ended June 30, 2018. Our investing activities were primarily related to the acquisitions of Clarios and Healthscope, as well as the acquisition of property, plant, and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the disposition of BGIS and BGRS.
Cash Flow Provided by (Used by) Financing Activities
Total cash flow provided by financing activities was $16,236 million for the six months ended June 30, 2019, compared to $895 million cash flow provided by financing activities for the six months ended June 30, 2018. During the six months ended June 30, 2019, proceeds from borrowings, net of repayments were $12,069 million, which primarily consisted of revolving lines of credit, term loans and debt securities secured for the acquisitions of Clarios and Healthscope. Proceeds of $1,721 million were received from other financing related to the sale and leaseback of hospital properties. This was partially offset by repayments at GrafTech and Teekay Offshore. Capital provided by others who have interests in operating subsidiaries, net of distributions were $1,394 million, which was primarily attributable to the acquisition of Clarios, partially offset by the distributions of proceeds from the sale of BGIS and Quadrant Energy. Additionally, in June 2019, we issued limited partnership units and redemption exchange units of Holding LP in exchange for gross proceeds of $795 million, before $14 million in equity issuance costs.
Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2019, the total outstanding amount was approximately $1.9 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction services business and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.

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In the normal course of operations, we execute agreements that provide indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and a certain number of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us or pre-fund, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017, a customer called on the performance and advance payment bank guarantee associated with a project in the Middle East for an amount of approximately $32 million. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantees being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership's strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnerships foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our hedged position in foreign currencies as at June 30, 2019:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$2,199	$443	$302	$369	$417	$(23)	$179
FX Contracts — US$	612	(475)	—	—	(33)	(104)	—
As at June 30, 2019, we had hedges in place equal to approximately 36% of our net equity investment in foreign currencies. For the three months ended June 30, 2019, we recorded pre-tax net losses of $61 million in other comprehensive income, related to these contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at June 30, 2019:

	Payments as at June 30, 2019
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$23,063	$1,665	$1,666	$4,153	$15,579
Lease liabilities	1,269	206	150	320	593
Interest expense	6,273	1,039	1,001	2,751	1,482
Decommissioning liabilities	1,140	5	2	32	1,101
Pension obligations	1,097	102	106	344	545
Obligations under agreements	893	542	182	60	109
Total	$33,735	$3,559	$3,107	$7,660	$19,409

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Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 in the interim financial statements.
Subsequent Events
Subsequent to June 30, 2019, the partnership was party to a number of events as described in Note 24 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Indicators of Impairment
Goodwill is evaluated for impairment on an annual basis and when an event or change in circumstances indicates that the carrying amount may be impaired.  Goodwill impairment is determined by assessing if the carrying value of the cash generating unit, including the allocated goodwill, exceeds its recoverable amount, which is determined as the greater of the estimated fair value less costs of disposal or the value in use.  Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit.
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.
Recently adopted accounting standards
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

(i)	Leases
The partnership has applied IFRS 16, Leases ("IFRS 16") as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).
The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options,

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if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the property plant and equipment policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line "direct operating costs" in the Consolidated Statement of Operations.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership's financial results.

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.

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Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Clarios and Healthscope for which control was acquired on April 30, 2019 and June 6, 2019, respectively. The financial statements of these entities constitute 43% of total assets, 28% of net assets, and 13% of revenue of the consolidated financial statements of our partnership as of and for the quarter ended June 30, 2019.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at June 30, 2019 and December 31, 2018 and for the three months ended June 30, 2019 and 2018
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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